NO ACT

DC
PE
9-4-13

Act: 1934
Section: 15(d)
Rule:
Public Availability: 9/9/2013



13003471

September 9, 2013

RECEIVED SEC

SEP 09 2013

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Oak Ridge Financial Services, Inc.
Incoming letter dated September 4, 2013

Based on the facts presented, the Division will not object if Oak Ridge stops filing periodic and current reports under the Exchange Act after: (1) Oak Ridge has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that Oak Ridge has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and such post-effective amendment is effective. We assume that, consistent with the representations made in your letter, Oak Ridge will file a certificate on Form 15, which will indicate that Oak Ridge is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

September 9, 2013

Mail Stop 4561

Iain MacSween
Brooks Pierce
2000 Renaissance Plaza
230 North Elm Street
Greensboro, North Carolina 27401

Re: Oak Ridge Financial Services Inc.

Dear Mr. MacSween:

In regard to your letter of September 4, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel



IAIN MACSWEEN
2000 RENAISSANCE PLAZA
230 NORTH ELM STREET
GREENSBORO, NC 27401

T 336.271.3192
F 336.232.9192
IMACSWEEN@BROOKSPIERCE.COM

September 4, 2013

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Oak Ridge Financial Services, Inc.
Commission File No. 000-52640
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

Ladies and Gentlemen:

On behalf of Oak Ridge Financial Services, Inc., a North Carolina corporation (the "Company") we hereby request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the Company should not be precluded from using Rule 12h-3 ("Rule 12h-3") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") to suspend its duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, notwithstanding the fact that the Company does not meet the shareholder threshold set forth in Rule 12h-3(b)(1)(i), and would otherwise not be eligible to rely on Rule 12h-3 due to the effectiveness of its Form S-8 Registration Statement during the 2013 fiscal year as a result of the filing of the Company's Form 10-K for the year ended December 31, 2012, which is incorporated by reference into the Form S-8 Registration Statement.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to suspend its reporting obligations under Section 15(d) of the Exchange Act promptly after the effectiveness of the deregistration of the Company's common stock, no par value per share (the "Common Stock") under Section 12(g) of the Exchange Act, and prior to November 14, 2013 (the date the Company's Form 10-Q for the period ended September 30, 2013 would have otherwise been due).

The information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company is current in its filing obligations under the Exchange Act through the date of this letter, and has made all required filings during the past three fiscal years. The Company will continue to make all required filings with the Commission until the later of: (i) November 7, 2013 (90 days from the date of the Company's initial Form 15 filing with the Commission to deregister the Common Stock under Section 12(g)(4)); and (ii) subject to the Staff's concurrence with the requests set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12h-3(b)(l)(i) to suspend its reporting obligations under Section 15(d).

Background

The Company was organized as a North Carolina corporation in 2007 to become the registered bank holding company under the Bank Holding Company Act of 1956, as amended, for Bank of Oak Ridge, a North Carolina chartered commercial bank (the "Bank"). The Company acquired all of the outstanding shares of the Bank's common stock on April 20, 2007, upon the effectiveness of an Agreement and Plan of Reorganization between the Company and the Bank, pursuant to which each outstanding share of common stock of the Bank was automatically exchanged for and converted into one share of the Company's Common Stock. The share exchange transaction was exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") under the exemption provided by Section 3(a)(12) of the Securities Act.

The Bank commenced operations in April 2000. The Bank's common stock was registered under Section 12(g) of the Exchange Act, and the Bank filed Exchange Act reports and other required filings with the Federal Deposit Insurance Corporation, in accordance with the provisions of Section 12(i)(2) of the Exchange Act, as a result of having in excess of 500 shareholders of record of its common stock. As a result of the share exchange, the Company succeeded to the registration of the Bank under Section 12(g) of the Exchange Act, in accordance with the provisions of Rule 12g-3(a) promulgated under the Exchange Act.

On January 29, 2004, the Company listed its Common Stock on the NASDAQ Capital Market. By virtue of the NASDAQ Capital Market becoming a national securities exchange under Section 6(a) of the Exchange Act in 2006 and the Commission Order in Exchange Act Release No. 34-54240, the Company's Common Stock was automatically registered under Section 12(b) of the Exchange Act on August 1, 2006.

Until recently, the Company's Common Stock was quoted on the NASDAQ Capital Market under the symbol "BKOR". On July 29, 2013, the Company filed a Form 25 with the Commission to delist the Common Stock from the NASDAQ Capital Market and to deregister the Common Stock under Section 12(b) of the Exchange Act. As a result, and effective from July 29, 2013, the Company's Common Stock no longer trades on the NASDAQ Capital Market.

As of the date of this letter, the Company's Common Stock is quoted on the OTC Bulletin Board and the OTCQB marketplace operated by OTC Market Group, Inc. under the symbol "BKOR".

The Common Stock constitutes the only class of the Company's securities that is registered or required to be registered under Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act.

The Company is a "smaller reporting company" as defined in Rule 12b-2 promulgated under the Exchange Act, and as of June 30, 2013 had approximately $344.9 million total assets and shareholders' equity of approximately $25.1 million. The Bank is the principal operating subsidiary of the Company, operating out of offices in and around Oak Ridge, North Carolina. The Company also has a subsidiary trust, established to issue trust preferred securities in a private transaction. The principal offices of the Company are located at 2211 Oak Ridge Road, Oak Ridge, North Carolina 27310.

Except for a Form S-8 Registration Statement, discussed below, relating to shares of Common Stock issuable under the Bank of Oak Ridge Second Amended and Restated Director Stock Option Plan and the Bank of Oak Ridge Second Amended and Restated Employee Stock Option Plan, both of which were assumed by the Company in connection with the share exchange (the "Bank Plans"), and the Oak Ridge Financial Services, Inc. Long-Term Stock Incentive Plan (the "Long-Term Stock Incentive Plan" and collectively with the Bank Plans, the "Plans"), the Company has not filed any registration statements under the Securities Act, and has never conducted any public offering of its securities.

On January 30, 2009, the Company entered into an agreement with the United States Department of the Treasury ("U.S. Treasury"), pursuant to which the Company issued and sold 7,700 shares of the Company's Fixed Rate Cumulative Preferred Stock, Series A (the "Preferred Stock") to the U.S. Treasury in a private placement, exempt from registration under the Securities Act. The Company also issued a warrant to purchase 163,830 shares of its Common Stock (the "Warrant"). On October 31, 2012, the U.S. Treasury sold all of its Preferred Stock in a private auction, and on February 16, 2013, the Company repurchased the Warrant from the U.S. Treasury. As of August 8, 2013, the Preferred Stock, which class of securities is not registered under the Exchange Act, is held by 14 shareholders of record (as calculated in accordance with Rule 12g5-1 under the Exchange Act).

The Common Stock and the Preferred Stock are the only classes of Company equity securities outstanding. Additionally, there are options to acquire 218,914 shares of Common Stock outstanding under the Plans held by an aggregate of 26 persons. The Company does not have any publicly issued debt securities. The Company has issued an aggregate of $8.248 million of junior subordinated debt securities to a trust which issued $248,000 aggregate liquidation amount of the trust's preferred securities in a private transaction. All of the common securities of the trust are held by the Company. The obligations of the Company with respect to the trust's preferred securities constitute a full and unconditional guarantee by the Company of the trust's obligations with respect to the trust preferred securities to the extent set forth in the related guarantee.

The Company does not have any obligation under any contract, including under the Securities Purchase Agreement related to the Preferred Stock, the Indenture related to the junior subordinated debt securities and the Amended and Restated Declaration of Trust relating to the trust preferred securities, to file periodic or current reports with the Commission, to maintain its registration under Section 12(g) or to maintain its filing obligation under Section 15(d), and it will not make such filings voluntarily or otherwise.

On May 10, 2010, the Company filed a Form S-8 Registration Statement (File No. 333-166694) relating to 855,774 shares of Common Stock subject to issuance upon the exercise of options issued under the Plans, and in the case of the Long-Term Stock Incentive Plan, shares of restricted stock and performance units issuable thereunder. No options have been granted or exercised during 2013 under the Plans.[1] No shares of restricted stock or other awards have been issued during 2013 under the Long-Term Stock Incentive Plan. No performance units have been awarded under any of the Plans.

The Jumpstart Our Business Startups Act (the "JOBS Act") was enacted on April 5, 2012. Among other things, the JOBS Act amended Sections 12(g) and 15(d) of the Exchange Act to increase the holders of record threshold for deregistration and suspension of the duty to file reports for banks and bank holding companies from 300 to 1,200 record holders. After careful consideration, the Board of Directors of the Company has determined that delisting and deregistration of the Common Stock and suspension of the Company's reporting obligations in their entirety, is in the best interests of the Company and its shareholders, in light of the high expense and administrative efforts involved in being a reporting company, the limited number of shareholders and the minimal trading in the Common Stock.

On August 9, 2013, the Company filed a Form 15 with the Commission to deregister the Common Stock under Section 12(g) of the Exchange Act.[2] As of that date, there were

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[1] After the Company ceases to be a reporting company, Rule 701 under the Securities Act will permit the Company to award and issue securities under its written compensatory benefit plans. The Company has advised us that, after the filing of the Form 15, it intends to comply with all requirements applicable to it to ensure that the award and issuance of securities under its written compensatory benefit plans will be made in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of written compensatory benefit plans by an issuer not subject to the reporting requirements of the Exchange Act. Upon effectiveness of the Company's Form 15 filing to suspend is Section 15(d) obligations, the Company will become eligible to rely upon the exemption under Rule 701. Securities issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. The Company acknowledges, and will advise all of its option holders and future award recipients that the resale of shares acquired upon the exercise of such options may only be conducted pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Mango Capital, Inc. (available March 28, 2012).

[2] As discussed in "Frequently Asked Questions on Changes to the Requirements for Exchange Act Registration and Deregistration" dated April 11, 2012 issued by the Division of Corporation Finance (the "JOBS Act Guidance"),

approximately 1,810,946 shares of Common Stock outstanding, held by approximately 902 shareholders of record (as calculated in accordance with Rule 12g5-1 under the Exchange Act).

On July 17, 2013, the Company filed Post-Effective Amendment No. 1 to the Form S-8 Registration Statement, removing from registration all of the unissued or unsold shares of Common Stock under the Plans. Such Post-Effective Amendment was effective immediately in accordance with the provisions of Rule 462 under the Securities Act. Until the effectiveness of the Form 15 filed to deregister the Common Stock under Section 12(g) and the effectiveness of the suspension of the of the Company's Section 15(d) reporting obligation, the Company will not permit the exercise of any outstanding options unless an available exemption from registration exists.[3]

As noted above, the Company filed a Form 25 to delist from Nasdaq and to deregister the Common Stock promulgated under Section 12(b) of the Exchange Act on July 29, 2013. By operation of Rule 12d22(d) under the Exchange Act, the Company is required to continue filing its Section 13(a) reports pursuant to Section 12(g) of the Exchange Act. On August 9, 2013, the Company filed a Form 15 to deregister the Common Stock under Section 12(g) of the Exchange Act. Deregistration of the Company's Common Stock under Section 12(g) will be effective 90 days after the Company's Form 15 filing, which is November 7, 2013.

The termination of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d). Under Section 15(d), the obligation to file Exchange Act reports is automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 1,200 persons, in the case of a bank or bank holding company. As the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Commission on March 25, 2013, updated the Company's S-8 Registration Statement pursuant to Section 10(a)(3) of the Securities Act, the Company may not avail itself of such suspension pursuant to the terms of Section 15(d).

In the JOBS Act Guidance, the Staff notes that, if a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act, but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation.

Form 15 has not yet been amended to reflect the JOBS Act amendments to Section 12(g)(4) or Section 15(d). As advised in the JOBS Act Guidance, the Company's Form 15 filing to terminate its Section 12(g) registration included an explanatory note that the Company was relying on Section 12(g)(4) of the Exchange Act, as amended by the JOBS Act, to terminate its Section 12(g) registration.

[3] The Company acknowledges, as noted above, that Rule 701 will be unavailable until its reporting obligations under Section 15(d) have been suspended.

Subject to obtaining the relief requested in this letter, the Company intends to file a second Form 15 to suspend its reporting obligations under Section 15(d) prior to November 14, 2013, the filing deadline for the Company's Form 10-Q for the period ended September 30, 2013.[4]

Discussion

As noted above, the Company filed a Form 15 on August 9, 2013 to take advantage of the higher deregistration thresholds provided by the JOBS Act. The Company expects the deregistration to provide substantial cost savings in the form of reduced audit, legal and filing expenses and other costs related to complying with the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated 90 days after filing (November 7, 2013), or such shorter period as determined by the Commission. However, unless the Staff grants no-action relief in response to this request, the Company would be required to continue to file Exchange Act reports under Section 15(d) for the entire fiscal year 2013. Additionally, as described below, the language of Rule 12h-3, as currently in effect, suggests that the Company could not suspend its reporting obligations under Section 15(d) for the fiscal year 2013 despite the fact that the language of such Section, as amended by the JOBS Act, suggests that the Company's reporting obligations would automatically be suspended for the fiscal year beginning January 1, 2013, if it had fewer than 1,200 shareholders as of that date.

Rule 12h-3(a) provides that, subject to the provisions of paragraphs (c) and (d) of the rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. However, Rule 12h-3(b) provides that, for issuers like the Company with more than $10 million in assets, only securities held of record by less than 300 persons are eligible for the suspension provided under Rule 12h-3(a). Furthermore, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings.

The Company has filed all periodic reports and other materials required under Section 13(a) of the Exchange Act for its 2013 fiscal year and for the three preceding fiscal years. However, because Rule 12h-3 has not yet been amended to reflect the increased Section 15(d) ownership thresholds effected pursuant to the JOBS Act and the Company has approximately 902 shareholders of record as of the date of this letter, a literal reading of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file the reports required by

[4] Assuming that the relief requested hereby is granted, the Company will include an explanatory note in its Form 15 filing to suspend its Section 15(d) reporting obligations that the suspension of such reporting obligations is pursuant to Rule 12h-3(b)(1)(i) and the no-action relief provided by the Staff.

Section 13(a). The Company believes that the amendments to Section 15(d) effected by the JOBS Act demonstrates the determination by Congress that bank holding companies with fewer than 1,200 shareholders of record should not be subject to the financial and administrative burden of Exchange Act reporting. As such, the grant of the requested relief to permit the Company to rely on the higher threshold would be consistent with Congressional intent and the interests of investors.

In addition, because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2012 had the technical effect of updating the Form S-8, absent the no-action relief requested hereby, Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. The Staff has granted no-action relief under Rule 12h-3 where the strict application of Rule 12h-3(c) would result in comparatively limited public benefit in light of the burdens on the issuer of compliance with Exchange Act reporting requirements. See, e.g., Frederick County Bancorp, Inc. (available June, 2013); Croghan Bancshares, Inc. (available March, 2013); Birmingham-Bloomfield Bancshares, Inc. (available January, 2013); First Ottawa Bancshares, Inc. (available July, 2012); DT Sale Corp. (available November, 2011); International Wire Group, Inc. (available November, 2009); and Silverstar Holdings, Ltd. (available May, 2009). Additionally, the Staff has provided no-action relief permitting issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. See, e.g., Frederick County Bancorp, Inc. (available June, 2013); Croghan Bancshares, Inc. (available March, 2013); Silverstar Holdings, Ltd. (available May, 2009); Bausch & Lomb Incorporated (available November, 2007); and Summit Bank Corporation (available March, 2007).

In the 1983 release proposing amendments to Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) of the Exchange Act is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Proposing Release also stated that the "limitation [set forth in Rule 12h-3(c)] is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." These policy concerns are not present in the Company's situation. As no sales have been made under the S-8 Registration Statement in 2013, requiring the Company to continue to report under Section 15(d) of the Exchange Act does not further the underlying purpose of Rule 12h-3 to make available to the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering. The current holders of options issued pursuant to the Plans will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. The option holders are all directors or employees of the Company, or former directors and employees of the Company, having close ties to the communities in which the Bank operates and is located. Additionally, the Company and Bank will continue to file detailed financial information with their respective federal banking regulators, which will be publicly available on the internet, and the Company expects that it will continue to make annual and quarterly financial information available to all shareholders. Thus, these persons will have the ability to monitor the Company's performance and make informed investment decisions. Finally, as noted above, the Company has deregistered all of the unissued Common Stock registered pursuant to the Form S-8 Registration Statement. As a result, no additional person will be able to purchase or otherwise acquire any of the Common Stock that had been registered on such Form S-8, and so, with respect to the Common Stock covered by the Form S-8, there will be no additional persons who would be protected by or benefit from the Company's continued filing of current and periodic Exchange Act reports.

The Proposing Release also noted the Commission's acknowledgement that Congress recognized that, with respect to Section 15(d) of the Exchange Act, the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where companies with a small number of public shareholders are involved. For the Company, preparing and filing current and periodic reports with the Commission imposes a material financial burden on the Company and involves significant management effort. Management has estimated out of pocket savings of up to $175,000 annually in expenses relating to its Section 15(d) reporting obligations, including legal and accounting fees, internal audit expense, filing expense and printing and mailing expense. The Company expects additional savings resulting from the reallocation of management and staff effort and attention. The Company believes these funds could be used more effectively to strengthen and grow the Company and increase shareholder value. Therefore, the Company believes that, given the Company's small shareholder base and limited trading activity in the Common Stock, the costs associated with preparing and filing such periodic reports are unnecessary and excessively burdensome, particularly in light of the limited benefits to the Company's shareholders.

After it ceases to be a reporting company, the Company acknowledges, and will advise all of its option holders, that the resale of shares acquired upon the exercise of such options in the future may only be conducted pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. The Company also acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Common Stock, any suspension of reporting obligations under Section 15(d) will lapse and the Company will be required to resume periodic and current reporting.

The Company further represents that, at the time it files its Form 15 to suspend its reporting obligations under Section 15(d), it will have fewer than 1,200 shareholders of record, and it will have filed with the Commission all reports required by Section 13(a) of the Exchange Act prior to such date.

Conclusion

For the foregoing reasons, on behalf of the Company, I respectfully request that the Staff confirm that it concurs with the Company's view that it should not be precluded from using Rule 12h-3 to suspend its duty to file with the Commission the reports required by Section 15(d). Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) following the end of the 90 day period established by the filing by the Company of the Form 15 to deregister the Common Stock under Section 12(g)(4). The Company acknowledges that it will be required to continue filing, and will continue to file, all required reports until the later of: (i) November 7, 2013 (90 days from the date of the Company's initial Form 15 filing with the Commission to deregister the Common Stock under Section 12(g)(4)); or (ii) subject to the Staff's concurrence with the requests set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12h-3(b)(l)(i) to suspend its reporting obligations under Section 15(d).

If the Staff has any questions concerning this request or requires additional information, please contact me at (336) 271-3192 or via email at imacsween@brookspierce.com. If the Staff disagrees with any of the statements expressed herein, I respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Sincerely,



Iain MacSween